EXHIBIT 99.22

Date: June 30th, 2011	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com
To: All Canadian Securities Regulatory Authorities
Subject: MERCATOR MINERALS LTD.

Dear Sirs: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	27/07/2011
Record Date for Voting (if applicable) :	27/07/2011
Beneficial Ownership Determination Date :	27/07/2011
Meeting Date :	31/08/2011
Meeting Location (if available) :	Metropolitan Hotel Vancouver 645 Howe Street, Vancouver, B.C., V6C 2Y9

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	587582107	CA5875821079

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for MERCATOR MINERALS LTD.